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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 FORM 12b-25

                                            Commission File Number 000-22235
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                         NOTIFICATION OF LATE FILING
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  (Check One):  [ ] Form 10-K        [ ] Form 11-K     [ ] Form 20-F     [X] Form 10-Q

 [ ]Form N-SAR
         For Period Ended: March 31, 2001
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[ ]Transition Report on Form 10-K                   [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F                   [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
         For the Transition Period Ended:
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        Read attached instruction sheet before preparing form.  Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant  Video Network Communications, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
50 International Drive
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City, state and zip code     Portsmouth, New Hampshire 03801
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                                   PART II
                           Rule 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]   (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.


                                   PART III
                                  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)




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        The Registrant was unable to timely complete its Quarterly Report on
Form 10-QSB without unreasonable effort and expense. Specifically, the Registrant was unable to complete its review of a revenue recognition question with its outside independent accounting firm, in time to complete its quarterly financial statements for the period ended March 31, 2001. The Registrant has now completed its analysis of that issue and will file its Quarterly Report on Form 10-QSB on or before the fifth calendar day following the prescribed due date.

                                   PART IV
                              OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

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        Robert H. Emery, Chief Financial Officer                        (603)   334-6741
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               (Name)                                            (Area Code)    (Telephone Number)
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        (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Video Network Communications, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 15, 2001                                By:   /s/ Robert H. Emery
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                                                        Robert H. Emery
                                                        Chief Financial Officer

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Explanation of Change in Results of Operations From Prior Year Corresponding
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                                    Period
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        The Company anticipates that its results of operations for the period ended March 31, 2001 will be significantly improved over its results of operations for the quarter ended March 31, 2000. In particular, the Company anticipates that its revenues will be approximately 300% higher in the first quarter of 2001 than in first quarter of the prior year, that its gross margin for the first quarter of 2001 will improve by approximately 1000% over the prior year period, and that its net loss for the first quarter of 2001 will decrease by approximately 60% over the first quarter of the prior year.